United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                 Schedule 13D/A
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934


                           Quest Resource Corporation
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                    748349107
                                 (CUSIP Number)


                                  Jerry D. Cash
                           Quest Resource Corporation
                          9520 N. May Avenue, Suite 300
                          Oklahoma City, Oklahoma 73120
                                  405-488-1304
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 25, 2004
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or
                   240.13d-1(g), check the following box / /.


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


                                  SCHEDULE 13D

CUSIP NO. 748349107


1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Douglas L. Lamb

2.    Check the appropriate Box if a Member of a Group                  (a) / /
                                                                        (b) / /
3.    SEC Use Only

4.    Source of Funds                                       SC

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                        /  /

6.    Citizenship or Place of Organization                              USA

NUMBER                    7.   Sole Voting Power
OF SHARES                      332,958
BENEFICIALLY              8.   Shared Voting Power
OWNED                          1,383,027
BY EACH                   9.   Sole Dispositive Power
REPORTING                      332,958
PERSON                    10.  Shared Dispositive Power
WITH                           1,383,027

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person                                             1,715,985

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                   / X /

13.   Percent of Class Represented by Amount in Row (11)
                                                                       12.0%

14.   Type of Reporting Person
                                                                       IN


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


                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Marsha K. Lamb

2.    Check the appropriate Box if a Member of a Group                 (a) / /
                                                                       (b) / /
3.    SEC Use Only

4.    Source of Funds                                      SC

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                          / /

6.    Citizenship or Place of Organization                                USA

NUMBER                    7.   Sole Voting Power
OF SHARES                      551,729
BENEFICIALLY              8.   Shared Voting Power
OWNED                          1,383,027
BY EACH                   9.   Sole Dispositive Power
REPORTING                      551,729
PERSON                    10.  Shared Dispositive Power
WITH                           1,383,027

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person                                               1,934,756

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                    /X/

13.   Percent of Class Represented by Amount in Row (11)
                                                                       13.6%

14.   Type of Reporting Person
                                                                       IN


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


                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Crown Properties, LC

2.    Check the appropriate Box if a Member of a Group                (a) / /
                                                                      (b) / /
3.    SEC Use Only

4.    Source of Funds                                       SC

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                          / /

6.    Citizenship or Place of Organization                             KANSAS

NUMBER                    7.   Sole Voting Power
OF SHARES                      505,000
BENEFICIALLY              8.   Shared Voting Power
OWNED                          0
BY EACH                   9.   Sole Dispositive Power
REPORTING                      505,000
PERSON                    10.  Shared Dispositive Power
WITH                           0

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person                                               505,000

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                     / /

13.   Percent of Class Represented by Amount in Row (11)
                                                                        3.5%

14.   Type of Reporting Person
                                                                        OO


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


                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      The Lamb Family Limited Partnership

2.    Check the appropriate Box if a Member of a Group                 (a) / /
                                                                       (b) / /
3.    SEC Use Only

4.    Source of Funds                               OO

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                           / /

6.    Citizenship or Place of Organization                              KANSAS

NUMBER                    7.   Sole Voting Power
OF SHARES                      900,000
BENEFICIALLY              8.   Shared Voting Power
OWNED                          0
BY EACH                   9.   Sole Dispositive Power
REPORTING                      900,000
PERSON                    10.  Shared Dispositive Power
WITH                           0

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person                                                900,000

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                      / /

13.   Percent of Class Represented by Amount in Row (11)
                                                                         6.3%

14.   Type of Reporting Person
                                                                         PN


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


                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Jerry D. Cash

2.    Check the appropriate Box if a Member of a Group                (a) / /
                                                                      (b) / /
3.    SEC Use Only

4.    Source of Funds                                              PF and OO

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                         / /

6.    Citizenship or Place of Organization                         USA

NUMBER                    7.   Sole Voting Power
OF SHARES                      2,128,095
BENEFICIALLY              8.   Shared Voting Power
OWNED                          0
BY EACH                   9.   Sole Dispositive Power
REPORTING                      2,128,095
PERSON                    10.  Shared Dispositive Power
WITH                           0

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person                                             2,128,095


12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                               /X/

13.   Percent of Class Represented by Amount in Row (11)
                                                                   14.9%

14.   Type of Reporting Person
                                                                   IN


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


                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      James B. Kite, Jr.

2.    Check the appropriate Box if a Member of a Group               (a) / /
                                                                     (b) / /
3.    SEC Use Only

4.    Source of Funds                                                 OO

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                      / /

6.    Citizenship or Place of Organization                            USA

NUMBER                    7.   Sole Voting Power
OF SHARES                      2,290,393
BENEFICIALLY              8.   Shared Voting Power
OWNED                          0
BY EACH                   9.   Sole Dispositive Power
REPORTING                      2,290,393
PERSON                    10.  Shared Dispositive Power
WITH                           0

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person                                          2,290,393


12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                 / /

13.   Percent of Class Represented by Amount in Row (11)
                                                                    16.0%

14.   Type of Reporting Person
                                                                    IN


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


                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Boothbay Royalty Company

2.    Check the appropriate Box if a Member of a Group              (a) / /
                                                                    (b) / /
3.    SEC Use Only

4.    Source of Funds                                               OO

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                    / /

6.    Citizenship or Place of Organization                        OKLAHOMA

NUMBER                    7.   Sole Voting Power
OF SHARES                      2,290,393
BENEFICIALLY              8.   Shared Voting Power
OWNED                          0
BY EACH                   9.   Sole Dispositive Power
REPORTING                      2,290,393
PERSON                    10.  Shared Dispositive Power
WITH                           0

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person                                            2,290,393


12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                 / /

13.   Percent of Class Represented by Amount in Row (11)
                                                                   16.0%

14.   Type of Reporting Person
                                                                     CO


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


      This Amendment No. 4 to Schedule 13D supplements the information contained in the Schedule 13D filed with the Securities and Exchange Commission ("S.E.C.") November 18, 2002 (the "Schedule 13D") by Mr. Douglas
L. Lamb, Ms. Marsha K. Lamb, Crown Properties, LC, Mr. Jerry D. Cash, STP Cherokee, Inc., Mr. James B. Kite, Jr. and Boothbay Royalty Company, as amended by that certain Amendment No. 1 to Schedule 13D filed with the S.E.C. on January 23, 2003, that certain Amendment No. 2 to Schedule 13D filed with the S.E.C. on April 10, 2003, and that certain Amendment No. 3 to Schedule 13D filed with the S.E.C. on February 19, 2004. Because STP Cherokee, Inc. no longer owns any shares of Common Stock of the Corporation, it has been omitted from this filing.

ITEM 1.    SECURITY AND ISSUER.
           -------------------

      No change.

ITEM 2.    IDENTITY AND BACKGROUND.
           -----------------------

      The information in the Schedule 13D is supplemented with the following information:

      The Lamb Family Limited Partnership is a Kansas limited partnership. The Lamb Family Limited Partnership's business address is 701 East Main Street, Benedict, Kansas, 66714. The Lamb Family Limited Partnership is principally engaged in oil and gas development and investment management.

      The Lamb Family Partnership has not, during the last five years, been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           -------------------------------------------------

      The information in the Schedule 13D is supplemented with the following information:

      Douglas L. Lamb and Marsha K. Lamb formed the Lamb Family Limited Partnership on February 18, 2003, for estate planning purposes. Of the 900,000 shares of common stock of Quest Resource Corporation owned by The Lamb Family Partnership 500,000 shares were contributed to the partnership by Crown Properties, LC, which is wholly owned by Marsha Lamb, and 400,000 shares were contributed by Bonanza Energy Corporation of Kansas, which is jointly owned by Douglas Lamb and Marsha Lamb.

ITEM 4.    PURPOSE OF TRANSACTION.
           ----------------------

      The information in the Schedule 13D is supplemented with the following information:

      See response to Item 3 above.


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


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------

     (a) The information in the Schedule 13D is supplemented with the following information:

     The aggregate number and percentage of the Common Stock deemed to be beneficially owned by each of the reporting persons is described on the cover page, subject to the limitations described in the Schedule 13D. The percentages are based on information supplied by the Corporation that it has 14,249,694 shares of Common Stock outstanding as of January 13, 2005.

     (b) The information in the Schedule 13D is supplemented with the following information:

     The aggregate number and percentage of the Common Stock as to which each of the reporting persons has sole voting power, shared voting power, sole dispositive power, and shared dispositive power is described on the cover page, subject to the limitations described in the Schedule 13D. The percentages are based on information supplied by the Corporation that it has 14,249,694 shares of Common Stock outstanding as of January 13, 2005.

     (c) The information in the Schedule 13D is supplemented with the following information:

     On October 25, 2004, Boothbay Royalty Company sold in a private offering: (i) 100,000 shares of Common Stock at a price of $4.00 per share, and (ii) 200,000 shares of Common Stock at a price of $4.22 per share. Boothbay Royalty Company is wholly owned by James B. Kite, Jr.

     Jerry D. Cash made the following sales of shares of Common Stock:

            (i) 10,000 shares at a price of $6.l2 per share on November 5,
                2004;

           (ii) 4,500 shares at a price of $6.00 per share on November 9, 2004;

          (iii) 5,000 shares at a price of $6.00 per share on November 11, 2004;

           (iv) 1,000 shares at a price of $6.00 per share on November 12, 2004;

            (v) 4,500 shares at a price of $6.00 per share on November 15, 2004;

           (vi) 4,500 shares at a price of $6.00 per share on December 1, 2004;

          (vii) 1,000 shares at a price of $6.00 per share on December 13, 2004;

         (viii) 500 shares at a price of $6.00 per share on December 14, 2004;
                and

           (ix) 2,000 shares at a price of $6.025 per share on December 15, 2004.


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


      In 2004, Jerry D. Cash acquired an additional 812 shares of Common Stock through his profit sharing account.

      In 2004, Douglas L. Lamb acquired an additional 1,234 shares of Common Stock through his profit sharing account.

      On December 29, 2000, Marsha K. Lamb acquired an additional 19,500 shares of Common Stock as a bonus from the Company.

      In 2004, Marsha K. Lamb acquired an additional 525 shares of Common Stock through her profit sharing account.

      (d)  No change.

      (e) The information in the Schedule 13D is supplemented with the following information:

      On February 18, 2003, as a result of the contribution of shares to the Lamb Family Limited Partnership, Crown Properties, LC ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
           -------------------------------------------------------------
           RESPECT TO SECURITIES OF THE ISSUER.
           -----------------------------------

      No change.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.
           --------------------------------

    Exhibit
    Number      Description
    ------      -----------

      1         Statement of Joint Filing.
      2*        Agreement and Plan of Reorganization dated as of
                November 7, 2002, by and among Quest Resource
                Corporation, STP Cherokee, Inc. and Jerry D. Cash
                (incorporated by reference from Exhibit 2.1 of the Corporation's Current Report on Form 8-K dated
                November 8, 2002 filed with the Commission on November 19, 2002).
      3*        Voting Agreement for Shares of Stock of Quest
                Resource Corporation dated as of November 7, 2002, by and among Quest Resource Corporation, Douglas
                L. Lamb and Jerry D. Cash (incorporated by reference from Exhibit 10.1 of the Corporation's
                Current Report on Form 8-K dated November 8, 2002 filed with the Commission on November 19, 2002).

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



      4* Consent of Transferee of Quest Shares dated November 7, 2002, executed by Boothbay Royalty Company (incorporated by reference from Exhibit
                10.2 of the Corporation's Current Report on Form 8-K dated November 8, 2002 filed with the Commission on November 19, 2002).

      5* Consent of Transferee of Quest Shares dated November 7, 2002, executed by Southwind Resource, Inc. (incorporated by reference from Exhibit 10.3 of the Corporation's Current Report on Form 8-K dated November 8, 2002, as filed with the Commission on November 19, 2002).

      6* Consent of Transferee of Quest Shares dated April 9, 2003, executed by Shiloh Oil Corporation (incorporated by reference from Exhibit 10.1 of the Corporation's Quarterly Report on Form 10-QSB for the quarter ended February 28, 2003, as filed with the Commission on April 14, 2003).

      7* Letter Agreement dated as of December 22, 2003, by and between Douglas L. Lamb, Marsha K. Lamb and
                Cherokee Partners.

      8* Letter Agreement dated as of December 22, 2003, by and between Jerry D. Cash and Cherokee Partners.

      9* Letter Agreement dated as of December 22, 2003, by and between James B. Kite, Jr. and Cherokee
                Partners.


      10        Consent of Transferee of Quest Shares dated
                October 25, 2004, executed by Walter S.
                Montgomery, Jr.

      11        Consent of Transferee of Quest Shares dated
                October 25, 2004, executed by the Robert K. Green
                Revocable Trust (UTA 8/7/02).

-------------------------------------------------------------------------------
*     Previously filed.


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


                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 26, 2005                    /s/ Douglas L. Lamb
                                    ---------------------------------------
                                    Douglas L. Lamb


January 26, 2005                    /s/ Marsha K. Lamb
                                    ---------------------------------------
                                    Marsha K. Lamb


                                    CROWN PROPERTIES, LC


January 26, 2005                    By:    /s/ Marsha K. Lamb
                                           --------------------------------
                                    Name:  Marsha K. Lamb
                                    Title: Manager


January 26, 2005                    LAMB FAMILY LIMITED PARTNERSHIP

                                    BY: BONANZA ENERGY CORPORATION OF KANSAS

                                    By:    /s/ Marsha K. Lamb
                                           --------------------------------
                                    Name:  Marsha K. Lamb


January 14, 2005                    /s/ Jerry D. Cash
                                    ------------------------------------
                                    Jerry D. Cash


January 14, 2005                    /s/ James B. Kite, Jr.
                                    ------------------------------------
                                    James B. Kite, Jr.


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



                                    BOOTHBAY ROYALTY COMPANY


January 14, 2005                    By: /s/ James B. Kite, Jr.
                                        -----------------------------
                                    Name:  James B. Kite, Jr.
                                    Title: President



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